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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 2, 2023

Lisa N. Larkin, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549-0504

Re:	Calamos Aksia Alternative Credit and Income Fund File Nos: 333-266053, 811-23815

Dear Ms. Larkin:

We are writing in response to comments provided on January 31 and February 6, 2023 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on January 9, 2023 on behalf of Calamos Aksia Alternative Credit and Income Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 3 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.      On page (ii), disclosure states, “The Advisor believes that this approach can provide the Fund with a wide range of potential investments and diversification across the Private Credit asset class with respect to sectors, strategies, industries, geographies, and investment structures.” Please use a word other than “diversification” as the Fund is non-diversified.

Response 1.        The disclosure has been revised accordingly.

Comment 2.       On page 3, please clarify whether the disclosure in the paragraph titled “Private Credit – Real Estate Credit” is in reference to the 3(c)(5)(C) additions of investments. Please consider whether risk disclosure is needed to address these investments or whether a risk for these investments is already included.

Response 2.        The Fund confirms that the disclosure in the section titled “Private Credit – Real Estate Credit” addresses the Fund’s potential investment opportunities in the securities of issuers that are exempt from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act of 1940. The Fund also believes that the investment risks related to these investments are sufficiently covered by the current disclosure.

Comment 3.       On page 18, the disclosure states, “Credit and income related instruments may include the following: … (g) high yield bonds (“junk bonds”), broadly syndicated levered loans, rated and unrated notes and other traded credit instruments.” Please clarify what “other traded credit instruments” includes or please delete this language from the disclosure.

Response 3.       The Fund has revised the language in (g) to read as follows (emphasis added): “(g) high yield bonds (“junk bonds”), broadly syndicated levered loans, rated and unrated notes and investment grade rated corporate debt and securitized credit (RMBS, CMBS and ABS);”.

Comment 4.       On page 76, under “Indemnification”, please revise the standard of care with respect to the investment advisory agreement with the Fund’s Adviser (“Investment Advisory Agreement”) to align with Section 17(i) of the Investment Company Act of 1940 (the “1940 Act”).

Response 4.        The disclosure has been revised accordingly.

Comment 5.       On page 92, under “Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses”, please revise the standard of care with respect to the trustees and officers of the Fund and the Investment Advisory Agreement to align with Section 17(h) and 17(i), respectively, of the 1940 Act.

Response 5.        The disclosure has been revised accordingly.

Comment 6.       On page 105, under “Distribution”, please revise the standard of care with respect to the distributor of the Fund to align with Section 17(i) of the 1940 Act.

Response 6.        The disclosure has been revised accordingly.

Comment 7.       Please disclose in an appropriate location in the prospectus, the exclusive forum provision and corresponding risks of such a provision, even as to non-federal securities law claims (e.g., that shareholders maybe have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response 7.        The disclosure has been revised accordingly.

Comment 8.        Please disclose in an appropriate location in the prospectus, that shareholders waive the right to a jury trial.

Response 8.        The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz